UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Note

Formation of Special Committee, Engagement of Imperial Capital as Financial Advisor To Pursue Strategic Alternatives to Maximize Shareholder Value

On August 3, 2026, TNL Mediagene, a Cayman Islands exempted company (the “Company”) announced that its Board of Directors (the “Board”) has established a special committee of independent directors (the “Special Committee”) to evaluate and, as appropriate, negotiate and make recommendations to the Board with respect to potential strategic transactions and alternatives available to the Company.

The Special Committee has retained independent legal and financial advisors Greenberg Traurig, LLP and Imperial Capital, LLC to assist it. Imperial Capital’s mandate includes sourcing and evaluating a full range of strategic alternatives.

The Special Committee along with Imperial Capital will review and consider various alternatives in an effort to maximize shareholder value. The Company has not entered into any agreement with respect to any proposal to date and there can be no assurance that any transaction will be consummated.

A copy of the press release issued by the Company is furnished as Exhibit 99.1 to this report on Form 6-K.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-1 (File No. 333-293957), and shall be a part of such Registration Statement from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: August 3, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated August 3, 2026

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